FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Overall survival data for Imfinzi: Stage III NSCLC

25 September 2018 13:15 BST

Imfinzi is the first immunotherapy to demonstrate significant overall survival benefit in unresectable, Stage III lung cancer

Imfinzi reduced the risk of death by nearly one third
compared to standard of care in the Phase III PACIFIC trial

Updated data reaffirm unprecedented improvement
in progression-free survival of more than 11 months

AstraZeneca and MedImmune, its global biologics research and development arm, have presented data on overall survival (OS) in the Phase III PACIFIC trial of Imfinzi during the Presidential Symposium of the IASLC 19th World Conference on Lung Cancer hosted by the International Association for the Study of Lung Cancer in Toronto, Canada.

Results from the Phase III PACIFIC trial were published simultaneously in the New England Journal of Medicine, showing Imfinzi (durvalumab) significantly improved OS, the second primary endpoint of the trial, compared to standard of care regardless of PD-L1 expression, reducing the risk of death by 32% (HR 0.68, 99.73% CI 0.47-0.997; p=0.0025).

Sean Bohen, Executive Vice President, Global Medicines Development and Chief Medical Officer, said: "These data establish Imfinzi as the first immunotherapy to demonstrate an overall survival benefit for patients with unresectable, Stage III non-small cell lung cancer following chemoradiation therapy. Today's announcement brings new hope to patients in a setting where survival rates have not changed in decades."

Scott J. Antonia, MD, Ph.D., chair of the Thoracic Oncology Department at Moffitt Cancer Center in Tampa, Florida, USA and principal investigator in the PACIFIC trial said: "The five-year survival rate in this setting has historically been around 15% after concurrent chemoradiation therapy. The significant survival benefit observed using the PACIFIC regimen provides confidence and clear rationale for a new standard of care."

Summary of primary endpoints

	Imfinzi (n=476)	Placebo (n=237)
OS (primary endpoint)1
Number of deaths (%)	183 (38.4%)	116 (48.9%)
Hazard ratio (99.73% CI)2,3	0.68 (0.47, 0.997)
p-value2-4	0.0025
Median in months (95% CI)	NR5 (34.7, NR)	28.7 (22.9, NR)
PFS (primary endpoint)1,6
Number (%) of patients with event	243 (51.1%)	173 (73.0%)
Hazard ratio (95% CI)2,7	0.51 (0.41, 0.63)
Median in months (95% CI)	17.2 (13.1, 23.9)	5.6 (4.6, 7.7)

1The data cut-off date for analysis of OS and updated analysis of PFS was 22 March 2018.
2Stratified by sex, age, and smoking history.
3Confidence interval adjusted for interim analysis.
4Criteria for statistical significance at the interim analysis of OS was a p-value ≤ 0.00274 (using Lan DeMets spending function approximating O'Brien Fleming boundary).
5Not Reached (NR).
6Assessed by Blinded Independent Central Review (BICR) according to RECIST v1.1.
7No formal statistical comparison was made because the study had achieved significance for PFS at the first planned interim analysis (data cutoff of Feb 13, 2017).

The safety and tolerability profile for Imfinzi was consistent with that reported at the time of the progression-free survival (PFS) analysis. Among patients receiving Imfinzi, the most common adverse reactions (greater than or equal to 20% of patients) versus placebo were cough (35.2% vs. 25.2%), fatigue (24.0% vs. 20.5%), dyspnea (22.3% vs. 23.9%) and radiation pneumonitis (20.2% vs. 15.8%). 30.5% of patients experienced a grade 3 or 4 AE with Imfinzivs 26.1% with placebo, and 15.4% of patients discontinued treatment due to AEs with Imfinzivs. 9.8% of patients on placebo.

Imfinzi is currently approved in the US, EU, Canada, Switzerland, India, Japan and Brazil based on the PACIFIC trial. Other global health authority reviews and submissions are ongoing.

About Stage III NSCLC
Stage III (locally-advanced) NSCLC is commonly divided into three sub-categories (IIIA, IIIB and IIIC), defined by how much the cancer has spread locally and the possibility of surgery. Stage III disease is different from Stage IV disease, when the cancer has spread (metastasised) to distant organs, as Stage III is currently treated with curative intent.

Stage III NSCLC represents approximately one-third of NSCLC incidence and was estimated to affect around 105,000 patients in the top-eight countries (China, France, Germany, Italy, Japan, Spain, UK, US) in 2017. The majority of Stage III NSCLC patients are diagnosed with unresectable tumours. No new treatments beyond chemoradiation therapy, followed by active surveillance to monitor for progression, have been available to patients for decades.

About PACIFIC
The PACIFIC trial is a Phase III, randomised, double-blinded, placebo-controlled, multi-centre trial of Imfinzi as treatment in 'all-comer' patients (i.e. regardless of PD-L1 status) with unresectable, Stage III (locally-advanced) NSCLC whose disease has not progressed following platinum-based chemotherapy and radiation therapy (CRT).

The trial is being conducted in 235 centres across 26 countries involving 713 patients. The primary endpoints of the trial are PFS and OS, and secondary endpoints include landmark PFS and OS, objective response rate, and duration of response.

About Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is approved for unresectable, Stage III NSCLC in the US, EU, Canada, Switzerland, India, Japan, and Brazil based on the Phase III PACIFIC trial. Imfinzi is also approved for the treatment of patients with locally-advanced or metastatic urothelial carcinoma in the US, Canada, Brazil, Israel, Hong Kong, and India.

As part of a broad development programme, Imfinzi is also being tested as a monotherapy and in combination with chemotherapy, radiation therapy, small molecules, and tremelimumab, an anti-CTLA4 monoclonal antibody, as a first or second-line treatment for patients with NSCLC, small cell lung cancer, locally-advanced or metastatic urothelial carcinoma, head and neck cancer and other solid tumours.

About AstraZeneca in Lung Cancer
Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-third of all cancer deaths.

AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage clinical development for the treatment of different forms of lung cancer across all stages of disease and lines of therapy. We aim to address the unmet needs of patients with EGFR-mutated tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with our approved medicines Iressa and Tagrisso and ongoing FLAURA, ADAURA and LAURA Phase III trials. Our extensive late-stage immuno-oncology programme focuses on 75-80% of patients with lung cancer without a known genetic mutation. Imfinzi, an anti-PDL1 antibody is in development as monotherapy (ADJUVANT BR.31, PACIFIC2, MYSTIC and PEARL Phase III trials) and in combination with tremelimumab and/or chemotherapy (MYSTIC, NEPTUNE, POSEIDON and CASPIAN Phase III trials).

About AstraZeneca's Approach to Immuno-Oncology (IO)
Immuno-Oncology (IO) is a therapeutic approach designed to stimulate the body's immune system to attack tumours. At AstraZeneca and MedImmune, our biologics research and development arm, our IO portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. We believe that IO-based therapies will offer the potential for life-changing cancer treatments for the clear majority of patients.

We are pursuing a comprehensive clinical trial programme that includes Imfinzi (anti-PDL1) as monotherapy and in combination with tremelimumab (anti-CTLA4) in multiple tumour types, stages of disease, and lines of therapy, using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine our IO portfolio with small, targeted molecules from across our Oncology pipeline, and with those of our research partners, may provide new treatment options across a broad range of tumours.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in Oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, we are committed to advancing Oncology as a growth driver for AstraZeneca, focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

About MedImmune
MedImmune is the global biologics research and development arm of AstraZeneca, a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of small-molecule and biologic prescription medicines. MedImmune is pioneering innovative research and exploring novel pathways across Oncology; Respiratory; Cardiovascular, Renal & Metabolic Diseases; and Infection and Vaccines. The MedImmune headquarters is located in Gaithersburg, MD, one of AstraZeneca's three global R&D centres, with additional sites in Cambridge, UK, and Mountain View, CA. For more information, please visit www.medimmune.com.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

 CONTACTS

Media Relations
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Cardiovascular; Metabolism	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
Josie Afolabi	Other	+44 203 749 5631
Craig Marks	Finance; Fixed Income	+44 7881 615 764
Jennifer Kretzmann	Retail Investors	+44 203 749 5824

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 September 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary